Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
[computershare.com]

February 17, 2022

To: All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: PAN AMERICAN SILVER CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 15, 2022
Record Date for Voting (if applicable) :	March 15, 2022
Beneficial Ownership Determination Date :	March 15, 2022
Meeting Date :	May 11, 2022
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	697900108	CA6979001089

Sincerely,

Computershare
Agent for PAN AMERICAN SILVER CORP